Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended
June 30, 2011

Company Overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world’s leading integrated steel and mining company, with an annual production capacity of over 125 million tonnes of crude steel. ArcelorMittal had sales of $47.3 billion, steel shipments of 44.1 million tonnes, crude steel production of 47.9 million tonnes, iron ore production of 29.5 million tonnes and coal production of 4.3 million tonnes in the six months ended June 30, 2011 as compared to sales of $37.6 billion, steel shipments of 43.3 million tonnes, crude steel production of 46.8 million tonnes, iron ore production of 32.2 million tonnes and coal production of 3.6 million tonnes in the six months ended June 30, 2010. The Company had sales of $78.0 billion, steel shipments of 85.0 million tonnes, crude steel production of 90.6 million tonnes, iron ore production of 68.6 million tonnes and coal production of 7.4 million tonnes for the year ended December 31, 2010. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the Commonwealth of Independent States (“CIS”), and also has significant operations in Asia, particularly in China. As of June 30, 2011, ArcelorMittal had approximately 265,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the recent global economic crisis has once again demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The steel market began a gradual recovery in the second half of 2009 that has for the most part continued in 2010 and in the first half of 2011 in line with global economic activity, but real demand for steel products remains below levels prevailing before the crisis in most of the Company’s markets. The recovery is expected to continue to be slow and steady in the second half of 2011, and the scope and duration of any pick-up in activity is inherently difficult to predict and remains subject to risks.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity. Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made pursuant to both long-term contracts and on the basis of shorter-term purchase orders. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

One of the principal factors affecting operating profitability is the relationship between raw material prices and steel selling prices. The relationship is linear in one respect, as profitability will depend on the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods steel selling prices have tended to react quickly to rises in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices. With respect to (b), in several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there is a relatively long period of time (several months) between raw material purchases and sales of steel products incorporating those materials (average cost basis). This lag exposes the segment’s margins to changes in steel selling prices in the interim.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have themselves become more volatile since the iron ore industry moved in 2010 away from annual benchmark pricing to quarterly pricing. In the second half of 2009 and the first half of 2010, steel selling prices followed raw materials prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. After a stronger first half of 2011 for steel prices, a similar dynamic, if not as pronounced, could take effect in the second half of the year. As a general matter, if iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw materials inventories will continue to produce more volatile margins and operating results quarter-to-quarter, if not over the longer term. In an environment of wide fluctuations in the price of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on spot basis) are less exposed to this volatility.

Over the longer term, steel prices typically follow trends in raw material prices, although the correlations may not be exact, and selling price increases may lag behind increases in input and production costs for extended periods of time. Conversely, as in the fourth quarter of 2008 and first half of 2009, decreases in steel prices may outstrip decreases in raw materials costs. Other market dynamics which the Company is unable to predict could also affect the results of operations.

Economic Environment1

After declining by 1.9% in 2009, world real gross domestic product (“GDP”) grew by 4.1% in 2010 as the world economy continued to recover from the global financial crisis that began in September 2008. Global economic growth was strong in the first half of 2010 as output rebounded in both developed and emerging economies. Global growth slowed in the second half of 2010 as the influence of inventory restocking on output waned, and the impact of the political crisis in the Middle East and North Africa (“MENA”) and higher oil prices has slowed growth further in the first half of 2011. In addition, the effects of the Japanese earthquake and tsunami pushed Japan into a recession and negatively impacted global industrial output, particularly auto production in the second quarter.

In the United States, GDP increased 2.9% in 2010 as the pick-up in activity seen in the second half of 2009 continued well into the first half of 2010 on improving financial conditions, inventory rebuild and the pick-up in equipment investment. The early part of the second half of 2010 saw more subdued activity but growth re-accelerated towards the end of the year on improved consumer and business confidence supported by employment growth. However, construction activity was curtailed due to bad weather in the first quarter and manufacturing output slowed in the second quarter as higher oil prices impacted disposable income and consumer expenditure, while the Japanese crisis through supply chain disruptions also curtailed the growth in auto output. Overall GDP growth slowed to around 2% annualized in the first half of 2011 from almost 3% in the second half of 2010.

The economy of the European Union countries (“EU27”) also rebounded in 2010, with GDP increasing 1.8% after a decline over 4% in 2009. Growth then accelerated in the first quarter of 2011, as both exports and domestic demand improved and construction rebounded from the weather-induced slowdown toward the end of 2010. The region has continued to be characterized by stronger conditions in the North (particularly Austria, Benelux, Germany and Scandinavia, where manufacturing output is now almost at pre-crisis levels), supported by exports and domestic demand. In the South, household consumption has remained weak, plagued by rising unemployment and ongoing sovereign debt issues forcing governments to implement fiscal austerity programs. Overall, EU27 GDP growth accelerated in the first quarter of 2011 to over 3% annualized but the combined effects of elevated commodity prices, supply chain disruptions and lower consumer confidence due to the problems in Greece slowed output during the second quarter.

Demand remained relatively strong in much of the developing world, aided in part by increasing availability of credit but also by organic growth supporting disposable incomes. Despite this being evident in much of Asia (particularly China and India) as well as in much of South America, strong growth coupled by the impact of elevated food prices have led to tighter monetary policy, leading to slowing output growth in the first half of 2011 compared to the second half of 2010. In the CIS region, demand continued to pick up supported by improving credit and elevated oil prices. Overall, countries that are not part of the Organization for Economic Co-operation and Development (“OECD”) showed strong growth in 2010, growing by over 7% for the year, slowing to around 6% during the first half of 2011.

In the first half of 2011, the global economy is estimated to have grown 3.3% year-over-year slowing from 4.1% year-over-year in the second half of 2010 as elevated commodity prices, political turmoil in the Middle East, supply chain disruptions and tighter monetary policy weighed on confidence and output. Asia (ex-Japan) and particularly China continued to be the principal drivers of growth with annualized growth rates in the first half of the year estimated at 6.3% and 8.8%, respectively. Developed economies remained the laggards with estimated growth of only 2.4% in the EU27, 1.9% in the United States and declines in Japan.

In line with economic growth, OECD industrial production slowed in the first half of 2011, growing 3.2% year-on-year, down from 6.8% year-on-year in the second half of 2010. The slowdown in output has been accompanied by waning restocking through the supply chain coupled by higher commodity prices, and certain sectors, including construction activity in OECD countries, remained weak. At the same time, though underlying steel demand remained strong, in non-OECD countries the negative impact of elevated commodity prices and tighter monetary policy have caused a gradual slowdown in industrial output to an estimated 8% year-on-year in the first half of 2011 compared to 9.1% in the second half of 2010.

[1]	GDP and industrial production data and estimates sourced from Global Insight June 15, 2011

Steel Production2

Annualized world crude steel production, which had bottomed in March 2009 at 1.1 billion tonnes annualized, recovered to 1.4 billion tonnes for the year 2010, a rise of 15.2% over 2009, with China leading output among global producers. For the first half of 2011 crude steel production was 760 million tonnes, 7.9% above the 704.7 million tonnes produced in the first half of 2010.

Chinese production responded rapidly to increased domestic demand following the implementation of economic stimulus initiatives and reached a record 626.7 million tonnes in 2010, 9.3% higher than 2009 levels. Chinese output was higher in the first half of 2010 than in the second half of 2010 as destocking coupled with energy efficiency targets contributed to a slowdown on a year-on-year basis. In the first half of 2011, Chinese output amounted to almost 353 million tonnes, up by 10.1% over the same period of 2010, representing 46.4% of global production, compared to 45.5% in the first half of 2010.

Global production outside of China in the six months ended June 30, 2011 was approximately 407 million tonnes, up by 6% year-on-year from the 384 million tonnes produced in the first six months of 2010. This was led by production increases of 2 million tonnes or 4.2% to 49.3 million tonnes in North America, and of 3.6 million tonnes or 4.1% to 93.4 million tonnes in the European Union. Steel production declined by 0.9% in Japan and 17% in Africa in the first six months of 2011 compared to the previous year but increased 14.6% in South America and 6% in the CIS during the same period.

Despite the general increase in production during the first six months of 2011, output remained below the comparable levels seen in the same period of 2008. Indeed output remains down around 17% in North America, 15% in EU27 and 13% in CIS region. At the same time, output in Japan and Africa is down 12.6% and 24% respectively.

The only regions to see higher production in the six months ended June 30, 2011 as compared to the same period of 2008 were India (up 31%), South Korea (up 23%), the Middle East (up 24%) and of course China (up 34.2%).

Steel Prices3

Steel prices increased in the first half of 2011 to €600 ($867) per tonne as of June 30, 2011 for spot hot rolled coil (“HRC”) in Europe and $770 per tonne in the United States, from near €500 ($668) and $620 at the end of 2010, respectively. This sharp increase was mainly due to customer inventory restocking, driven by anticipation of increases in raw material costs (i.e., iron ore, coking coal and scrap) and also reflected improved real demand on the back of improved activity for the automotive, appliance and other industrial segments (while construction remained relatively weak in many regions). During the second quarter of 2011, market sentiment weakened due to renewed destocking efforts by customers, combined with increased domestic supply as some major producers brought back idled capacity. At the same time, import pressure increased significantly in some of the Company’s major domestic markets. By the end of the second quarter, HRC prices lost about $100-$150 per tonne from their peak. Exports from Asian suppliers in China, South Korea and Japan competing with CIS producers for the scarce international demand have also put pressure on the international reference prices. Similarly, the slab market has shown a severe slump in demand as well as prices, falling to between $640-660 CFR4 South East Asia from levels well over $700 in early 2011.

Pricing for construction-related long products continues to be driven by the volatile behavior of scrap prices. After a short peak at the beginning of the year reaching €580 ($775) per tonne, rebar prices in Europe corrected to levels in the range of €510-570 ($712-796) in the second quarter. For medium sections the price pattern was similar, with prices settling in the range of €630-665 ($911-961) by the end of the second quarter. Turkish export prices remained relatively firm and stable during the first half, ranging from $660-730 FOB5, supported by the relatively strong billet and scrap markets despite the weak regional demand fundamentals and political turmoil in the Mediterranean region. Oversupply also remains a major depressing factor in many developed markets, especially in Spain.

Demand for industrial long products, like quality wire rods and bars, improved in the first half of 2011 as manufacturing and auto output rose. Prices increased, reflecting anticipated cost increases on iron ore and coal, as most of these products come from integrated production rather than electric arc furnaces.

Current and Anticipated Trends in Steel Production and Prices

ArcelorMittal does not expect steel production to be much lower during the third quarter of 2011 than the second quarter as the usual seasonal slowdown in Europe is expected to be less pronounced due to a weaker second quarter. Overall, a further gradual recovery is expected later in 2011 and into 2012, assuming that the authorities manage to avoid a default in Greece or possibly other Euro zone countries. A further recovery in steel prices will depend both on an increase in sustainable real demand (driven itself by economic recovery and a rebound in construction in developed markets), the timing of which the Company cannot predict, as well as inventory levels. Although inventories have picked up through 2011, in terms of months supply remains below historical average levels.

[2]	Source: International Iron and Steel Institute
[3]	Source: Steel Business Briefing (SBB)
[4]	International Commercial Terms, Cost and Freight (“CFR”)
[5]	International Commercial Terms, Free on Board (“FOB”)

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g. scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their lows in the first quarter 2009, but have since steadily recovered, reaching a new record during the first half of 2010. The main driver for the rise in input prices has been demand from China, the world’s largest steel producing country. In addition, the economic stimulus packages implemented by various governments and renewed stability in the financial system have stabilized economic forecasts and aided the recovery in steel production.

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, in the declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sourced a large part of its requirements for primary raw materials under long-term contracts. Until the changes to the raw materials pricing system described below, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts have contained volume commitments.

In the first half of 2010, the traditional annual benchmark pricing mechanism for iron ore was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers, although some iron ore suppliers still offer an annual price for their long term contracts. The price trend as well as pricing mechanism for coking coal followed a similar trend where the annual benchmark price was replaced by a quarterly price as from the second quarter 2010 onwards. As described below, BHP Billiton now intends to introduce a monthly pricing system for coking coal during 2011. Following this transition to shorter pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility.

Iron Ore

After the severe crisis of late 2008 and early 2009, the iron ore market saw demand from traditional customers gradually recover in late 2009 and early 2010. However, due to the long stoppage or severe reduction of extraction activity at some mines, production remained below 2008 levels for some time. With the increased presence of China on the market and amid revived demand, supply pressures appeared on the market and led to increases of spot market prices from as low as $60 per tonne CFR China in April 2009, up to a peak of $185 per tonne CFR China in April 2010.

During the first half of 2011, spot iron ore prices reached a new record price of $192 per tonne CFR China in February 2011. Since then iron ore prices have gradually decreased to level of $168 per tonne CFR China as of the end of June 2011.

Coking Coal and Coke

A similar trend was observed in the seaborne coking coal market, with gradual return to a severely constrained supply situation due to unusually early and severe seasonal rains in Australia that started in December 2009 and resulted in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure. This was coupled with a severe accident at the underground mines of Massey in the United States. Since 2009, China established itself as a key player for seaborne coking coal, importing a total of 34.5 million tonnes in 2009 compared to only 4 million tonnes in 2008. During 2010, China’s coking coal imports rose to 44 million tonnes. Import statistics for 2011, available until May 2011, show coking coal imports of 15.2 million tonnes primarily from Mongolia, Australia and the United States, versus 18.8 million tonnes in the same period of 2010.

BHP Billiton succeeded in implementing a quarterly pricing system, replacing annual pricing starting from the second quarter of 2010. Since the beginning of 2011, BHP Billiton is aiming to moving the quarterly pricing system to a monthly pricing system.

The quarterly benchmark price for premium Australian Hard Coking Coal was $225 per tonne FOB Australia for the first quarter of 2011, representing an increase of 8% versus the previous quarter. In the second quarter of 2011, the quarterly benchmark price for Hard Coking Coal was settled at $330 per tonne Australia on account of the severe and persistent supply disruption and force majeure situations in Australia.

Scrap

In the first half of 2011, scrap consumption peaked in January, and thereafter gradually softened towards the end of the second quarter. In Europe, the price of reference scrap type E3 increased to €358 ($478) per tonne in January 2011 from €315 ($418) in December 2010, before falling back to €332 ($480) per tonne by June 2011. Similarly in the United States, the price for reference scrap type Heavy Metal Scrap 1 (“HMS 1”) increased from $385 per tonne in December 2010 to $440 in January 2011. During the second quarter of 2011, consumption volumes steadied, and prices stabilized at the $420 level.

In the first half of 2011, Turkey imported scrap at a stable level, with volumes of around 1.3 million tonnes per month. The market temporarily stalled during the Middle East crisis, but has recovered to reasonable level. For HMS (80:20), import prices into Turkey averaged $464 in the first half of 2011 versus $407 in the fourth quarter of 2010 CFR. China’s scrap imports have remained at a steady level of 5.5 million tonnes per year. For the Far East, import prices averaged $481 in the first half of 2011 versus $413 in the fourth quarter of 2010 for HMS 1 scrap, CFR India.

Alloys6

The underlying price driver for bulk alloys is the price of manganese ore, which decreased slightly from $6.30/dmtu in the fourth quarter of 2010 to $5.65/dmtu in the first half of 2011, driven by high inventories in Asia.

On the back of the relatively stable manganese ore trend, manganese alloys prices continued to fall steadily over the period in Europe and increased slightly in the United States due to Mississippi river floods. Between the fourth quarter of 2010 and the first half of 2011, average manganese alloy prices decreased by $133 (9%) per tonne for High Carbon Ferro Manganese, $169 (11%) per tonne for Silico Manganese, $270 (12%) per tonne for Medium Carbon Ferro Manganese and by $18 (1%) per tonne for Ferro Silicon.

Base Metals (Zinc)7

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2011 was $2,291 per tonne, representing a slight decrease of $22 per tonne versus the fourth quarter of 2010. Zinc prices have recovered to a level of $2,200 since the deeply depressed prices in the middle of 2010 due to rebounding demand. Stocks registered at the London Metal Exchange (“LME”) warehouses now stand at 860,750 tonnes, an increase of 160,000 tonnes since the beginning of the year.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in the first half of 2011 have continued to be impacted by the sharp fall in natural gas prices which started in 2008. In Europe, the European Energy Exchange (“EEX”) year-ahead price for Germany moved in a range of €53/Mega Watt-hour (“MWh”) to €59/MWh during the first half of 2011. Since the start of 2011, prices are under upwards pressure due to sustained coal prices and expected nuclear capacity reduction. The need for investment for both replacement and additional power generating capacity by providers remains in the medium-term, but is not as apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are usually linked with petroleum prices, normalizing for each fuel’s energy content. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over the counter. Prices elsewhere are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such as the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

Worldwide natural gas demand, after a slight fall in 2009, recovered in 2010 and remained overall steady in the first half of 2011 mainly impacted regionally by seasonal consumption (mild winter in Europe). On the supply side, major new Liquefied Natural Gas (“LNG”) liquefaction plants went online, notably in the State of Qatar, with further facilities coming online during 2011. This trend is expected to increase LNG capacity by 30% compared to pre-crisis levels, leading to a market oversupply which is expected to put downward pressure on prices. However, the recovery of demand in OECD countries has stabilized the market and rising demand from Asia is not only able to absorb most of the new supply, but is diverting gas from OECD to the higher price zone in Asia. The increase in the supply of natural gas seen in 2009 and 2010 is expected to have a lasting effect, including as a result of the continued robust growth of unconventional gas production in the United States.

[6]	Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.
[7]	Prices included in this section are based on the London Metal Exchange (LME) cash price

In the first half of 2011, prices in North American markets have been on average $4.30/MMBritish thermal unit (“Btu”). In Europe, the excess of gas has resulted in a gap between long-term oil-indexed contracts and spot gas prices, which have pushed European gas companies to seek to adapt the prices in their long term supply contracts. Prices in Europe are therefore evolving in a $10.00/MMBtu to $12.00/MMBtu range, despite gas being available on a spot basis near $9.00/MMBtu. In the short to medium term, as a result of the natural disaster in Japan, surplus LNG volumes are expected to flow to Japan until energy infrastructure has been rebuilt, impacting spot natural gas prices in Europe.

Ocean Freight8

Oversupply negatively affected the market for ship owners in the first half of 2011. Freight rates were kept low by (a) the Australian weather phenomenon which cut off supply of raw materials to the rest of the world causing force majeure to be declared (causing an oversupply of vessels leading to the crash of the spot market) and (b) the addition of newly-built ships, delivered at a pace of one new vessel every second day. Baltic Capesize 4TC charter rates averaged only $8.545/day, down 76% from rates prevailing in the first half of 2010. Baltic Panamax 4TC rates averaged $14.254/day, down 53% compared with the first half of 2010.

Impact of Exchange Rate Movements

After recovering in 2010 from record lows reached in the second half of 2009 against most currencies in the jurisdictions where ArcelorMittal operates (e.g.: euro, Brazilian real, South African rand, Mexican peso, etc.), the U.S. dollar depreciated again significantly during the first half of 2011, reaching a new low record in June 2011.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the U.S. dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in shareholders’ equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the statements of operations during the 2009-2012 period; of this amount, $308 million was recorded as income within cost of sales during the six months ended June 30, 2011, compared with $181 million recorded as income within cost of sales during the six months ended June 30, 2010. See Note 16 to ArcelorMittal’s 2010 consolidated financial statements.

Trade and Import Competition

Europe9

Import competition in the steel market in the European Union rose consistently over most of the past decade, reaching a high of 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (ratio of imports to market supply) of 18.4%. During 2008, however, finished steel imports into the region fell to approximately 30.5 million tonnes (under 17% of market supply) due to collapsing steel consumption amid the global economic crisis. Imports continued to fall through 2009 to just under 15 million tonnes or 12.5% of market supply. However, imports picked up to 18.4 million tonnes in 2010 or 12.4% of market supply as improving activity supported imports.

According to the most recently available figures as of the end of the first half of 2011, imports into the European Union increased to 16.8 million tonnes (up 30% year-over-year) or an estimated 16% of market supply.

[8]	Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH
[9]	Source: Eurostat Import licenses taken for May and June 2011

United States10

Historically, imports have played a significant role in the United States steel market. Total finished imports reached a historic record of almost 32.5 million tonnes in 2006 or 26.8% import penetration before declining through both 2007 and 2008 as steel demand contracted. In 2009, approximately 12.8 million tonnes of finished steel products were imported, an import penetration ratio of approximately 21%. A similar ratio of 20.8% was observed in 2010 as imports rose to an average of 1.4 million tonnes per month. During the first quarter of 2011, imports increased to 1.5 million tonnes of finished steel per month before rising further to 1.8 million tonnes per month in April and May. Using import data to May 2011, import licenses for June and estimates of market supply, the import penetration ratio is estimated to have remained broadly stable at 21% during the first quarter of 2011 but increased to over 24% of market supply in the second quarter. Moreover, imports of semi-finished steel have been on an increasing trend, rising from an average of 0.38 million tonnes per month in 2010 to 0.54 million tonnes per month so far in 2011.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, mergers and acquisitions activity (“M&A”) of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. This activity is widely expected to continue in 2011.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America, and expansion in North and South America by Brazilian steel company Gerdau. Most recently, on February 4, 2011, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. announced their intention to create next year the world’s second-largest steel company.

While developed markets present fewer opportunities for consolidation, steel industry consolidation has continued to gather momentum in China and this process is expected to continue over the medium term. The Chinese government has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will account for 65% of national production by 2015. Additionally, the Chinese government’s policy is to see at least two producers with 100 million ton capacity in the next few years as a result of this consolidation. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. In addition to the tendency of having fewer steel producers in China, Chinese firms have been taking stakes in Australian resource companies to assist in securing the long-term supply of core commodities, in an attempt to shift pricing power away from suppliers.

Indian steel and mining companies also intensified M&A. A major deal in 2010 involved India’s largest non ferrous metals and mining company Vedanta Resources Plc, which acquired a 62.4% stake in Cairn Energy’s Indian subsidiary, as well as Anglo American’s zinc mines in Africa and Ireland.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to increased bargaining power relative to customers and, crucially, suppliers. The recent wave of steel industry consolidation has followed the lead of raw materials suppliers, amid an environment of rising prices for iron ore and most other minerals used in the steel-making process. Even though the iron ore joint venture between BHP Billiton and Rio Tinto was discontinued in 2010 due to regulatory barriers, there are still only three primary iron-ore suppliers in the world market. Consolidation among coal companies is also taking place, as evidenced most recently by Alpha Natural Resources’s $8.5 billion acquisition in February 2011 of Massey Energy in the United States, among other transactions in the sector.

A. Operating Results

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Distribution Solutions and Mining, which was added as a separate reportable segment as from the beginning of the first quarter of 2011. On January 25, 2011, ArcelorMittal completed the spin-off of its stainless steel business to a separately-focused company known as Aperam.

The following discussions and analysis should be read in conjunction with (i) ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010, including the consolidated financial statements appearing therein, (ii) the information required by Item 4 and Item 5 of the annual report on Form 20-F for the year ended December 31, 2010 and the ArcelorMittal consolidated financial statements for the three years ended December 31, 2010, each as retrospectively adjusted for changes in the composition of reportable segments, included in the Company’s Form 6-K dated August 1, 2011, and (iii) the condensed consolidated financial statements for the six months ended June 30, 2011 included in the Company’s Form 6-K dated as of August 1, 2011.

[10]	Source: U.S. Department of Commerce, customs data to May 2011 and import licenses for June 2011

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2011 as compared to six months ended June 30, 2010

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

ArcelorMittal’s sales were higher at $47.3 billion for the six months ended June 30, 2011, up from $37.6 billion for the six months ended June 30, 2010, primarily due to an increase in average steel selling prices and slightly higher shipments resulting from the global economic recovery and improved steel demand compared to a year earlier.

ArcelorMittal’s steel shipments increased by 1.9% to 44.1 million tonnes for the six months ended June 30, 2011, from 43.3 million tonnes for the six months ended June 30, 2010. Average steel selling prices increased by 22.7% for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. Steel shipments and average steel selling prices were higher in most segments, reflecting the increase in demand and raw material prices due to the continuing global economic recovery, except for steel shipments for AACIS and Distribution Solutions, which decreased 3% and 2%, respectively.

ArcelorMittal had total mining production (combined own production of iron ore and coal, excluding supplies sourced under strategic contracts) of 28.9 million tonnes for the six months ended June 30, 2011, an increase of 8.2% as compared to 26.7 million tonnes for the six months ended June 30, 2010, in line with the recovery in production and sales of steel products.

The following table provides a summary of sales at ArcelorMittal by reportable segment for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010.

	Sales for the six months ended June 30*,		Changes in
	2010 (in $ millions)	2011 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segment
Flat Carbon Americas	8,717	10,506	21	4	17
Flat Carbon Europe	12,465	16,363	31	1	27
Long Carbon Americas and Europe	10,234	12,553	23	3	22
AACIS	4,651	5,427	17	(3)	24
Distribution Solutions	7,491	9,280	24	(2)	26
Mining	1,982	2,785	41	—	—

*	Amounts are prior to inter-company eliminations and include non-steel sales.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment increased 21% to $10.5 billion for the six months ended June 30, 2011, from $8.7 billion for the six months ended June 30, 2010, primarily due to a 4% increase in steel shipments and a 17% increase in average steel selling prices.

Total steel shipments in the Flat Carbon Americas segment increased 4% to 11.1 million tonnes for the six months ended June 30, 2011, from 10.6 million tonnes for the six months ended June 30, 2010. Production increased in all operating units in anticipation of higher demand, except for the Company’s South American operations where production remained constrained due to disruptions in the local coal handling port.

Average steel selling price in the Flat Carbon Americas segment increased 17% to $895 per tonne for the six months ended June 30, 2011 from $766 per tonne for the six months ended June 30, 2010.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment increased 31% to $16.4 billion for the six months ended June 30, 2011, from $12.5 billion for the six months ended June 30, 2010, primarily due to a 1% increase in steel shipments and a 27% increase in average steel selling prices.

Total steel shipments in the Flat Carbon Europe segment increased 1% to 14.6 million tonnes for the six months ended June 30, 2011, from 14.4 million tonnes for the six months ended June 30, 2010. Shipments were lower in the second quarter of 2011 as compared to the first quarter as a result of customer destocking ahead of the seasonally-weak third quarter.

Average steel selling price in the Flat Carbon Europe segment rose 27% to $976 per tonne for the six months ended June 30, 2011 from $767 per tonne for the six months ended June 30, 2010.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment increased 23% to $12.6 billion for the six months ended June 30, 2011, from $10.2 billion for the six months ended June 30, 2010, primarily due to a 3% increase in steel shipments and a 22% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 3% to 12.0 million tonnes for the six months ended June 30, 2011, from 11.7 million tonnes for the six months ended June 30, 2010.

Average steel selling price in the Long Carbon Americas and Europe segment increased 22% to $938 per tonne for the six months ended June 30, 2011 from $769 per tonne for the six months ended June 30, 2010.

AACIS

Sales in the AACIS segment increased 17% to $5.4 billion for the six months ended June 30, 2011, from $4.7 billion for the six months ended June 30, 2010, despite a 3% decrease in steel shipments, which was more than offset by a 24% increase in average steel selling prices.

Total steel shipments in the AACIS segment decreased 3% to 6.4 million tonnes for the six months ended June 30, 2011, from 6.6 million tonnes for the six months ended June 30, 2010. Production decreases at the Company’s Ukraine operations (Kriviy Rih) due to operational issues were only partially offset by increased production at Temirtau due to more stable operations in the first half of 2011 compared to a year earlier.

Average steel selling price in the AACIS segment increased 24% to $730 per tonne for the six months ended June 30, 2011 from $591 per tonne for the six months ended June 30, 2010.

Distribution Solutions

Sales in the Distribution Solutions segment increased 24% to $9.3 billion for the six months ended June 30, 2011 from $7.5 billion for the six months ended June 30, 2010, despite a 2% decrease in shipments, which was more than offset by a 26% increase in average steel selling prices.

Total steel shipments in the Distribution Solutions segment decreased 2% to 8.8 million tonnes for the six months ended June 30, 2011, from 9.0 million tonnes for the six months ended June 30, 2010.

Average steel selling price in the Distribution Solutions segment increased 26% to $1,008 per tonne for the six months ended June 30, 2011 from $802 per tonne for the six months ended June 30, 2010.

Mining

Mining sales (iron ore and coal) include three categories: (1) “External sales”, which are mined product sold to third parties at market price; (2) “Market-priced tonnes”, which consist of internal sales of mined product to ArcelorMittal facilities at prevailing market prices; and (3) “Cost-plus tonnes”, which consist of internal sales of mined product to ArcelorMittal facilities on a cost-plus basis.

Mining sales rose by 41% to $2.8 billion in the first half of 2011 from $2.0 billion for the six months ended June 30, 2010 due primarily to higher prices and shipments of iron ore and coal.

Operating Income

ArcelorMittal’s operating income for the six months ended June 30, 2011 amounted to $3.7 billion, compared to an operating income of $2.2 billion for the six months ended June 30, 2010.

During the six months ended June 30, 2011 ArcelorMittal benefited from improved demand for steel, increased shipment volumes and overall higher average selling prices.

In addition, operating performance for the six months ended June 30, 2011 was positively impacted by a non-cash gain of $336 million relating to the reversal of provisions for inventory write-downs, triggered by improved market conditions, particularly in the first quarter, and the reversal of provisions for litigations. Operating income for the six months ended June 30, 2011 also included a non-cash gain of $308 million relating to unwinding of hedges on raw material purchases as compared to $181 million recorded in the six months ended June 30, 2010.

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2011 was $41.8 billion as compared to $33.7 billion for the six months ended June 30, 2010. The increase was primarily due to higher prices of raw materials in the first half of 2011, in particular iron ore and coal, as a result of market recovery after the financial crisis, as well as higher volume of raw material purchases in line with higher steel sales. Selling, general and administrative expenses (“SG&A”) for the six months ended June 30, 2011 were $1.8 billion as compared to $1.7 billion for the six months ended June 30, 2010. SG&A represented 3.8% of sales for the six months ended June 30, 2011 as compared to 4.5% for the six months ended June 30, 2010.

The following table summarizes by reportable segment the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2011 as compared with the six months ended June 30, 2010:

	Operating Income * Six months ended June 30,		Operating Margin
	2010 (in $ millions)	2011 (in $ millions)	2010 (%)	2011 (%)
Segments
Flat Carbon Americas	592	1,004	7	10
Flat Carbon Europe	312	351	3	2
Long Carbon Americas and Europe	637	568	6	5
AACIS	428	466	9	9
Distribution Solutions	148	153	2	2
Mining	631	1,211	32	43

*	Amounts are prior to inter-company eliminations.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment for the six months ended June 30, 2011 was $1.0 billion, as compared with an operating profit of $0.6 billion for the six months ended June 30, 2010.

The improved operating income for the six months ended June 30, 2011 reflected higher sales and higher steel selling prices and was also positively impacted by a non-cash gain of $185 million recorded in the first quarter related to reversal of provisions for inventory write-down triggered by improved market conditions in North America.

Flat Carbon Europe

Operating income for the Flat Carbon Europe segment for the six months ended June 30, 2011 was $351 million, 13% higher as compared with operating profit of $312 million for the six months ended June 30, 2010.

The improved operating income for the six months ended June 30, 2011 reflected higher sales and higher steel selling prices. Operating results in the first half of 2011 were positively impacted by a $308 million non-cash gain relating to the unwinding of hedges on raw material purchases, as compared to $181 million recorded in the six months ended June 30, 2010.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the six months ended June 30, 2011 was $568 million, down slightly from operating income of $637 million for the six months ended June 30, 2010.

In spite of higher average selling prices and higher shipment volumes, the lower operating income for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 was primarily due to higher production costs in Brazil and Europe as a consequence of the appreciation of the Brazilian real and the euro in relation to the U.S. dollar during the period, which squeezed operational margins.

AACIS

Operating income for the AACIS segment for the six months ended June 30, 2011 increased to $466 million, as compared with operating income of $428 million for the six months ended June 30, 2010.

The improved operating income for the six months ended June 30, 2011 reflected higher sales and higher operating margins as well as a 24% increase in average prices.

Distribution Solutions

Operating income for the Distribution Solutions segment for the six months ended June 30, 2011 was $153 million, mostly unchanged from operating income of $148 million for the six months ended June 30, 2010.

The slight increase in operating income for the six months ended June 30, 2011 reflected higher sales prices and operating margins and was also positively impacted by non-cash gains of $22 million related to the reversal of certain provisions offset partially by a slight decrease in shipments.

Mining

Operating income attributable to the mining segment for the six months ended June 30, 2011 was $1.2 billion, 92% higher as compared to $631 million for the six months ended June 30, 2010 mainly due to the increase in shipments and prices of iron ore and coking coal.

Investments in Associates and Joint Ventures

Income from investments in associates and joint ventures was $437 million for the six months ended June 30, 2011, compared to income of $270 million for the six months ended June 30, 2010, due to improvement in the operating performance of the Company’s associates and joint ventures.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e. the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs for the six months ended June 30, 2011 were $2.0 billion as compared with $0.6 billion recorded for the six months ended June 30, 2010.

Net interest expense (interest expense less interest income) increased to $916 million for the six months ended June 30, 2011 as compared to $656 million for the six months ended June 30, 2010 primarily due to foreign exchange impacts and higher interest expense resulting from the bonds issued in 2010 and in the first quarter of 2011.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairment of financial instruments) for the six months ended June 30, 2011 amounted to $1.1 billion, as compared to costs of $0.7 billion for the six months ended June 30, 2010. Net financing costs had included a non-cash gain of $696 million as a result of mark-to-market adjustments on the Company’s outstanding convertible bonds for the six months ended June 30, 2010. As a result of hedging transactions undertaken by the Company in December 2010, there were no such mark-to-market gains or losses for the six months ended June 30, 2011.

Gains related to the fair value of derivative instruments for the six months ended June 30, 2011 amounted to $31 million, as compared with gains of $26 million for the six months ended June 30, 2010.

Income Tax

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

ArcelorMittal recorded a consolidated income tax benefit of $0.1 billion for the six months ended June 30, 2011, as compared to a consolidated income tax benefit of $0.5 billion for the six months ended June 30, 2010. The decrease in the income tax benefit is due to changes in the geographical mix of pre-tax results and in particular the decrease of losses realized in higher tax jurisdictions for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010, as well as different foreign currency impacts.

Non-Controlling Interests

Profits attributable to non-controlling interests for the six months ended June 30, 2011 were $52 million as compared with profits of $119 million for the six months ended June 30, 2010.

Discontinued Operations

Discontinued operations (i.e., the Company’s stainless steel business, which were spun-off into a separate company Aperam whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the six months ended June 30, 2011 amounted to a gain of $461 million, including $42 million of the post-tax net results contributed by the stainless steel business prior to the completion of the spin-off on January 25, 2011. The balance of $419 million represents a one-time non-cash gain from the recognition through the statements of operations of gains/losses relating to the demerged assets previously recognized in equity. Discontinued operations for the six months ended June 30, 2010 had amounted to a gain of $179 million.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2011 was $2.6 billion as compared to a net income of $2.3 billion for the six months ended June 30, 2010, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit facilities at the corporate level and various working capital credit lines at its operating subsidiaries.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be outstanding from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity. In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2011, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $3.2 billion as compared to $6.3 billion as of December 31, 2010. In addition, ArcelorMittal had available borrowing capacity of $9.1 billion under its credit facilities as of June 30, 2011 as compared to $11.3 billion as of December 31, 2010. ArcelorMittal also has a €2.0 billion (approximately $2.9 billion) commercial paper program (of which €1.2 billion or approximately $1.8 billion was outstanding as of June 30, 2011), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of June 30, 2011, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $28.2 billion, compared to $26.0 billion as of December 31, 2010. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $25.0 billion as of June 30, 2011, up from $19.7 billion at December 31, 2010. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2011 was 38% as compared to 30% at December 31, 2010. Total debt increased period-on-period primarily due to utilization of credit lines and bond issuances, while net debt increased period-on-period primarily due to increases in working capital resulting from higher levels of steel production.

ArcelorMittal’s principal financing facilities are the $6 billion revolving credit facility entered into on March 18, 2011 (the “$6 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (the “$4 Billion Facility”), the two revolving credit facilities of $0.3 billion each entered into effective June 30, 2010 (the “$0.6 Billion Bilateral Facilities”) and the $500 million multi-currency letter of credit facility entered into on September 30, 2010 (the “Letter of Credit Facility”). These facilities contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), is not greater than a ratio of 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of June 30, 2011, the Leverage Ratio stood at approximately 2.5 to one, up from 2.2 to one as of December 31, 2010. The financial covenant in most of the principal financing facilities will permanently cease upon the Company meeting certain defined rating criteria.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations. The Company was in compliance with the financial covenants contained within the amended agreements related to all of its borrowings as of December 31, 2010 and June 30, 2011.

As of June 30, 2011, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries and $1.6 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2011.

	Repayment Amounts per Year (in billions of $)
Type of Indebtedness As of June 30, 2011	Q311	Q411	2012	2013	2014	2015	2016	>2017	Total
Debt Securities
- Convertible bonds(1)	—	—	—	0.1	2.1	—	—	—	2.2
- Bonds	—	—	—	3.7	1.4	1.7	1.9	9.4	18.1

Subtotal	—	—	—	3.8	3.5	1.7	1.9	9.4	20.3
Long-term revolving credit lines	—	—	—	—	—	—	—	—	—
- $6 billion syndicated credit facility	—	—	—	—	—	—	1.2	—	1.2
- $4 billion syndicated credit facility	—	—	—	—	—	—	—	—	—
- $0.6 billion bilateral facilities	—	—	—	0.3	—	—	—	—	0.3
Commercial paper(2)	1.6	0.2	—	—	—	—	—	—	1.8
Other loans	0.5	0.8	1.5	0.5	0.3	0.4	0.2	0.4	4.6

Total Debt	2.1	1.0	1.5	4.6	3.8	2.1	3.3	9.8	28.2

(1)

Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 and May 6, 2009, respectively, as well as of the $750 million, 17-month mandatorily convertible bond issued by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Calyon in December 2009. In April 2011, the conversion of the mandatorily convertible bond was extended to January 31, 2013. In December 2010, ArcelorMittal acquired certain call options on its own shares in order to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 and its U.S. dollar denominated 5% convertible notes due 2014, and secondarily under share-based employee incentive plans.

(2)	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of June 30, 2011 under ArcelorMittal’s principal credit facilities.

Credit lines available	Facility Amount	Drawn	Available
$6 billion syndicated credit facility	$6.0	$1.2	$4.8
$4 billion syndicated credit facility	$4.0	—	$4.0
$0.6 billion bilateral facilities	$0.6	$0.3	$0.3

Total committed lines	$10.6	$1.5	$9.1

The average debt maturity of the Company was 5.0 years as of June 30, 2011, as compared to 5.1 years as of December 31, 2010.

Financings

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into a $6 billion syndicated credit facility (“the $6 Billion Facility”), which may be utilized for general corporate purposes and which matures in 2016. The $6 Billion Facility replaced the Company’s €17 billion credit facility after it was fully repaid and cancelled on March 31, 2011. As of June 30, 2011, $1.2 billion was outstanding under the $6 Billion Facility.

On May 6, 2010, ArcelorMittal entered into a $4 billion syndicated credit facility (“the $4 Billion Facility”), a three-year revolving credit facility for general corporate purposes which replaced the Company’s previous $4 billion revolving credit facility dated May 13, 2008 and the related $3.25 billion forward-start facility dated February 13, 2009. These facilities were cancelled during the first half of 2010 (following this cancellation, none of the forward-start facilities entered into by the Company during the first half of 2009 remained in effect).

On June 30, 2010 and July 12, 2010, ArcelorMittal entered into two bilateral three-year revolving credit facilities of $0.3 billion each, which may be used for general corporate purposes. As of June 30, 2011, one facility was fully drawn and the other facility was fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million committed multi-currency letter of credit facility, which replaced an $800 million committed multi-currency letter of credit facility entered into on December 30, 2005. The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration.

2011 Capital Markets Transactions and Other Oustanding Loans and Debt Securities

On March 7, 2011, ArcelorMittal completed an offering of three series of U.S. dollar denominated notes, consisting of $500 million aggregate principal amount of 3.75% Notes due 2016, $1.5 billion aggregate principal amount of 5.50% Notes due 2021 and $1 billion aggregate principal amount of 6.75% Notes due 2041. The proceeds were used to prepay the last two term loan installments under the €17 billion facility.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in note 15 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2010.

Commercial Paper Program

ArcelorMittal has a €2.0 billion commercial paper program in the French market, which had approximately €1.2 billion ($1.8 billion) outstanding as of June 30, 2011 as compared to €1.7 billion ($2.2 billion) as of December 31, 2010.

True Sale of Receivables (“TSR”) Programs

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of June 30, 2011 of €2.7 billion, $0.9 billion and Canadian dollars (“C$”) 0.2 billion, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The totals of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2008, 2009 and 2010 were $37.4 billion, $21.8 billion and $29.5 billion respectively, and for the six months ended June 30, 2010 and 2011, $14.0 billion and $17.5 billion, respectively (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the statements of operations for the six months ended June 30, 2010 and 2011 were $61 and $84 million, respectively.

Sources and Uses of Cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2011 and 2010:

	Summary of Cash Flows Six months ended June 30,
	2010	2011
	(in $ millions)
Net cash used in operating activities	(334)	(1,871)
Net cash used in investing activities	(1,425)	(1,846)
Net cash (used in) provided by financing activities	(1,409)	318

Net Cash Used in Operating Activities

For the six months ended June 30, 2011, net cash used in operating activities was $1.9 billion as compared with net cash used in operating activities of $334 million for the six months ended June 30, 2010, mainly because of increased working capital deployment resulting from increased steel production, and partly offset by an increase in net income.

Net cash used in operating activities for the six months ended June 30, 2011, included a $4.6 billion increase in working capital (consisting of inventories plus accounts receivable less accounts payable), as inventories increased by $3.2 billion, accounts receivables increased by $2.3 billion and trade accounts payables increased by $0.9 billion, as compared to a $3.6 billion increase in working capital a year earlier.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2011 was $1.8 billion as compared to $1.4 billion for the six months ended June 30, 2010.

Capital expenditures were approximately $2.1 billion for the six months ended June 30, 2011 as compared with $1.1 billion for the six months ended June 30, 2010. The Company currently expects that capital expenditures for the year ended 2011 will amount to approximately $5.5 billion, up from an initial target of $5.0 billion due to investments in the recent announced capacity at the Company’s Canadian mines, investments in energy saving projects (reinvesting the proceeds from the sale of carbon dioxide credits), Vega do Sul investment in Brazil and expenses related to the study of the Liberia phase 2 expansion.

ArcelorMittal’s major capital expenditures in the six months ended June 30, 2011 included the following major projects: a new hot dipped galvanizing line in Vega do Sul in Brazil; primary steel making optimization to increase slab capacity in Dofasco, Canada; replacement of spirals for enrichment in ArcelorMittal Mines Canada; Monlevade expansion plan in Monlevade, Brazil; and modernization of caster 21 and new RH vacuum degassing in Dunkerque, France.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in the last half of 2010 and in the current year to-date, as well as those that are ongoing.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt/year	4Q 10

Mining	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt/year	1Q 11

Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt/year (Phase 1)	2011(1)

Ongoing(2) Projects

Segment	Site	Project	Capacity / particulars	Forecast Completion
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012

Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt/year	2012

Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt/year	2013

FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt/year	2013

FCA	ArcelorMittal Vega Do Sul	Expansion project	Increase hot-dipped galvanizing capacity by 0.6mt/year and Cold-rolled capacity by 0.7mt/year	2014

Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt/year)	2013

1)

Iron ore mining production has commenced. 2011 production target is 1 million tonnes, increasing to 4 million tonnes in 2012. The expansion to 15 million tonnes with forecast completion by 2015 (Phase 2) will require investment in a concentrator which is currently in the final stage of approval.

2)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development.

Projects through Joint Ventures

Country	Site	Project	Capacity	Forecast completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 0.6mt/year of seamless tube	2012

China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt/year for the auto market	2013

China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt/year of electrical steel	2013

Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt/year	To be determined

South Africa	Kalahari Basin	Manganese mine	Capacity of 2.4mt/year of manganese sinter product	2013

Other investing activities for the six months ended June 30, 2011 included an outflow of $0.8 billion related mainly to the acquisition of Baffinland in Canada ($0.4 billion) and the Prosper coke plant in Germany ($0.2 billion). They also included an inflow of $0.9 billion with respect to the repayment of the bridge loan granted to Aperam (discontinued operations).

Net Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities was $0.3 billion for the six months ended June 30, 2011, as compared to cash used in financing activities of $1.4 billion for the six months ended June 30, 2010.

Net cash provided by financing activities for the six months ended June 30, 2011 included a drawdown of €1.1 billion ($1.5 billion) on credit facilities. During the first half of 2010, net cash used in financing activities had reflected an increase in debt repayments.

Dividends paid during the six months ended June 30, 2011 were $596 million, including $588 million paid to ArcelorMittal shareholders and $8 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the six months ended June 30, 2010 were $591 million.

Equity

Equity (excluding non-controlling interests) increased to $62.6 billion at June 30, 2011, compared with $62.4 billion at December 31, 2010, primarily due to net results from the period and cumulative translation adjustments from foreign subsidiaries partially offset by a decrease of $4.0 billion resulting from the spin-off of the stainless steel business.

Earnings Distributions

ArcelorMittal’s Board of Directors recommended to shareholders to keep the level of the annual dividend for 2011 at $0.75 per share, resulting in quarterly dividend payments of $0.1875. The dividend policy was approved by the Annual General Meeting of shareholders on May 10, 2011. Quarterly dividend payments took place on March 14, 2011 and June 14, 2011, and for the remainder of 2011 are scheduled to take place on September 12, 2011 and December 12, 2011.

Treasury Shares

ArcelorMittal held 11,967,344 shares in treasury at June 30, 2011, down from 12,352,920 shares at December 31, 2010 as a result of allocations to employees under incentive plans. At June 30, 2011, the number of treasury shares represented approximately 0.77% of the total issued number of ArcelorMittal shares.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development expense (included in selling, general and administrative expenses) was $180 million for the six months ended June 30, 2011 as compared to $149 million for the six months ended June 30, 2010.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “—Key Factors Affecting Results of Operations” above.

Outlook

Looking to the second half of 2011, raw material costs are expected to increase from second quarter 2011 levels. Due to the continued underlying demand recovery, steel shipments in the second half of 2011 are expected to be higher than the same period in 2010. Results of the Company’s mining business are expected to further improve due to increased production and shipments; for 2011 ArcelorMittal continues to target 10% growth in iron ore production and a 20% increase in coking coal production. Overall group profitability per tonne in the second half of 2011 is expected to exceed the level achieved in the same period of 2010. For the third quarter of 2011, operating income plus depreciation and impairment is expected to be approximately $2.4-$2.8 billion. Working capital requirements and net debt are expected to remain stable as compared to the second quarter of 2011.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent Developments

•

On July 11, 2011, ArcelorMittal confirmed that the Company and Peabody Energy Corporation (“Peabody”) have made an indicative, nonbinding and conditional proposal to make an off-market takeover bid, through a bid company 40% owned by ArcelorMittal and 60% owned by Peabody, to acquire up to 100% of the issued securities of Macarthur Coal Limited (“ Macarthur”). Under the indicative proposal, Macarthur shareholders would be offered a cash price of Australian dollar (“A$”) 15.50 per share, implying a value for the equity in Macarthur of approximately A$4.7 billion. ArcelorMittal already has an ownership interest of approximately 16 percent of Macarthur’s shares. The proposal is conditional on the successful completion of due diligence, which would be completed in a timely manner. Any resulting offer to Macarthur shareholders would be conditional only on a minimum of 50.01 percent acceptance by Macarthur shareholders, approval from Australia’s Foreign Investment Review Board and other customary conditions and approvals.

•

On June 1, 2011, ArcelorMittal acquired from RAG Aktiengesellscraft (“RAG”) the Prosper coke plant, located in Bottrop, Germany. The acquisition included the facility, related operating processes and the workforce. It also acquired RAG’s 27.95% stake in Arsol Aromatics, a producer of chemical raw materials based on crude benzene, a by-product of the Prosper facility. The total consideration paid for this acquisition was $205 million.

•	On May 24, 2011, ArcelorMittal announced changes to both its Group Management Board and Management Committee. Changes to the GMB were as follows:

•

Aditya Mittal, CFO with current responsibility for Flat Carbon Americas, Strategy, Investor Relations and Communications, remains CFO, but now has responsibility for Flat Carbon Europe as well as Investor Relations and Communications.

•	Michel Wurth, who previously was responsible for Flat Carbon Europe, is now responsible for Long Carbon worldwide

•

Gonzalo Urquijo, who previously was responsible for Long Carbon, takes up responsibility for AACIS (excluding China and India), AMDS, Tubular Products, Corporate responsibility and will also remain Chairman of the Investments Allocations Committee (IAC).

•

Lou Schorsch, previously a member of the Management Committee and CEO of Flat Carbon Americas, joins the GMB with responsibility for Flat Carbon Americas, Strategy, Technology (CTO), Research & Development and member of IAC.

•

The other GMB responsibilities remained unchanged. Peter Kukielski will continue as Head of Mining; Sudhir Maheshwari will continue to hold responsibility for Corporate Finance, M&A, Risk Management, China and India; and Davinder Chugh will continue with responsibility for Shared Services.

•	Christophe Cornier has chosen to retire from the GMB and will assume the role of Advisor to CEO and GMB; he also remains as Chairman of ArcelorMittal France.

•	Mr Lakshmi N. Mittal, CEO, takes direct charge of Health and Safety.

In addition, the Management Committee has been extended from 12 to 25 members, consisting of CEOs and other leaders of the Company.

•

On May 20, 2011, ArcelorMittal announced expansion plans for its Mont-Wright mining complex and additional construction at Port-Cartier. The investment will allow ArcelorMittal Mines Canada to increase its annual production of iron ore concentrate from 14 million tonnes to 24 million tonnes by 2013. AMMC is also evaluating increasing its production of iron ore pellets from 9.2 million tonnes to 18.5 million tonnes. The scheme, which is subject to environmental and other regulatory approvals, represents a total investment of C$2.1 billion that is expected to create 8,000 jobs during construction and more than 900 permanent jobs once completed.

•

On May 10, 2011, the Annual General Meeting of shareholders of ArcelorMittal held in Luxembourg approved all 12 resolutions on the agenda with 837,961,831 shares, or 53.68% of the Company’s issued share capital present or represented at the meeting. All the resolutions on the meeting’s agenda were adopted by the shareholders by an overwhelming majority. In particular, the shareholders acknowledged the expiration of the mandates of Messrs. Lakshmi N. Mittal, Lewis B. Kaden, Antoine Spillmann and HRH Prince Guillaume de Luxembourg as directors, and re-elected the same persons for another three-year term. They also elected Mr. Bruno Lafont, the Chief Executive Officer of construction materials company Lafarge, as new director for a three-year term. Mr. Lafont was born in 1956 and is considered an independent director.

•

On May 4, 2011, ArcelorMittal acquired from Cognor Group (“Cognor”) certain of its assets located in Poland. The acquisition included property, plant and equipment, inventory, related operating processes and the workforce. The total consideration paid for this acquisition was $67 million.

•

On April 21, 2011, ArcelorMittal announced the extension of the conversion date of the $750 million privately placed mandatorily convertible bond (“MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond, originally set for May 25, 2011, has been extended to January 31, 2013. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed.

•

On April 8, 2011, ArcelorMittal and Cliffs Natural Resources Inc. (“Cliffs”) announced that they had reached a negotiated settlement regarding all pending contract disputes related to the procurement by ArcelorMittal of iron ore pellets for certain of its facilities in the United States. As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes. ArcelorMittal had previously provisioned $256 million, while the effect of this settlement was an additional charge of $8 million. Cliffs and ArcelorMittal have agreed to replace the previous pricing mechanism in one of the parties’ iron ore supply agreements with a world market-based pricing mechanism in which the pellet price will be indexed to the Platts published price for Vale fines on a quarterly basis. The new pricing mechanism begins in 2011 and continues through the remainder of the contract. The previous pricing mechanism was formula based including multiple market-related factors; however, under certain conditions, it allowed for price re-openers which would ultimately approximate market pricing in the affected years. The renegotiated contract represents approximately 15% of the Company’s United States pellet requirements under normal operating conditions and 30% of its total Cliffs pellet contracts. Finally, as a result of the settlement, ArcelorMittal obtained greater certainty with respect to 2011 volumes under the parties’ other pellet supply agreement.

•

On March 26, 2011 ArcelorMittal and Nunavut Iron Acquisition Inc. announced the completion of the acquisition of Baffinland Iron Mines Corporation (“Baffinland”) under their joint offer (70% ArcelorMittal and 30% Nunavut) to purchase all the outstanding common shares and common share warrants of Baffinland and a subsequent court-approved plan of arrangement under the laws of Ontario. The total consideration paid by the Company was $387 million (not including any additional compensation that may become payable to dissenting shareholders).

•

On March 2, 2011, ArcelorMittal announced that it had signed agreements to invest in new equity capital resulting in a shareholding of 40% in G Steel Public Company Limited (“G Steel”), a company listed on the Stock Exchange of Thailand (SET). G Steel and its subsidiary GJ Steel Public Company Limited (“GJ Steel”), which is also listed on the SET, are leading producers of hot-rolled coils. G Steel has an electric arc furnace (EAF) based medium slab rolling facility in Rayong and GJ Steel has an EAF-based thin slab rolling facility in Chonburi, with a combined annual capacity of over 2.5 million tonnes per annum. The companies together have over 1,400 employees.

Recent Developments in Legal Proceedings

Tax Claims

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative level and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão Comercial S.A. received a further tax assessment for 2006 and 2007 in the amount of $341 million, including amounts related to the first tax assessment regarding the profits of CST’s Madeira Island and Cayman Island subsidiaries. The case is in the first administrative level, and ArcelorMittal Tubarão Comercial S.A. filed its defense in April 2011.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. Taking into account interest and currency fluctuations, this amount totaled $886 million at June 30, 2011. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods March, June and September 2007 in the amount of $254 million. ArcelorMittal Brasil filed its defense in April 2011.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the revenue service of the State of Espirito Santo for ICMS (a valued added tax) in the total amount of $61 million relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets. ArcelorMittal Tubarão has filed its defense at administrative instance level.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax. On March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (VAT) and corporate income tax (CIT). On December 29, 2010 the tax authorities issued a tax claim (“avviso di accertamento”) for IRAP related to 2004 for a total amount of €96.8 million and on May 26, 2011, ArcelorMittal FCE Luxembourg filed an appeal against such tax claim. The Company does not believe that it has a permanent establishment in Italy, and intends to defend itself fully in this matter.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately $57 million. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the Tax Authorities filed an appeal. ArcelorMittal Kryviy Rih is defending itself in this matter.

Competition/ Antitrust Claims

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (Conselho Administrativo de Defesa Econômica “CADE”) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of $70 million. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter of guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the State of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related action was commenced by Sinduscon, a construction industry union, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE. ArcelorMittal Brasil will be defending this action vigorously.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on them relating to any matters that occurred while these entities were owned by Arcelor.

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totaling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal España filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million to approximately €276 million. Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, the European Commission decided to suspend the implementation of the September 30 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.7 million and €36.7 million, respectively. On April 4, 2011, the European Commission issued a new decision amending the September 30, 2010 decision and reducing the fines imposed on ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio by €185 million to an aggregate amount of €14 million. The fines were paid on May 5, 2011, and all pending appeals have been withdrawn.

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the access to the documents application. On July 7, 2011, ArcelorMittal introduced an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

Canada

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992 against ArcelorMittal, Baffinland Iron Mines Corporation (“BIM”) and certain other parties relating to the February 2011 take-over of BIM by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks class certification of a class comprised of all BIM securities holders who tendered their BIM securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their BIM securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of C$1 billion or rescission of the transfer of the BIM securities by members of the class. ArcelorMittal intends to vigorously defend against the claim.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule. The Company has been engaged in discussions with the State of Senegal about the project. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. The Company intends to defend itself vigorously in this arbitration.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings have been served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA has, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties. The arbitration is at an early stage and the Company has not yet been able to asses the risk of loss as the facts and legal arguments remain under analysis.

In May 2010 ICT acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine and AMSA announced on August 10, 2010 that it had entered into an agreement to acquire ICT. The acquisition, which is subject to certain conditions, has not to date been completed. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. The parties have since exchanged affidavits setting out their case and the hearing of these proceedings will take place during week commencing August 15, 2011.

United States

ArcelorMittal USA LLC (“ArcelorMittal USA”) had been a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA was seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs was seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposed. Under certain possible scenarios, the outcome of the arbitrations could have been a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010. A settlement of all disputes between ArcelorMittal USA LLC, Natural Resources Inc. and related entities was executed on April 8, 2011.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim was $66 million. In July 2011, a settlement agreement was executed between Welspun and the ArcelorMittal parties.